SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   _________

                                   FORM 6-K
                                   _________

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 20, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
              --------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong

                   (Address of principal executive offices)


              --------------------------------------------------




(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                Form 20-F   X         Form 40-F
                          ------                 ------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                   No           X
                          ------                 ------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

Ex-WTO Chief and Industry Veteran Join CNOOC's Advisory Body

(Hong Kong, March 20th, 2003) - CNOOC Limited (the "Company", SEHK: 883; NYSE:
CEO) is pleased to announce today that globally well respected corporate leaders, Mr. Peter Sutherland, a non-executive Chairman of BP plc and ex-Director general of WTO organization and Professor Cornelius Herkstroter, a retired Chairman of Royal Dutch/Shell have joined the International Advisory Board ("IAB") of the Company.

Mr. Sutherland is a distinguished leader in world trade and commerce. He has had a stellar career and been recognized globally for his leadership and achievements in promoting international business and trade. He served as the Director General of the World Trade Organization from 1993 to 1995. He is the Chairman and Managing Director of Goldman Sachs International and also the non-executive Chairman of BP plc. He is serving many global corporations and organizations in various board and advisory positions.

Professor Cornelius Herkstroter is the former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies and President of Royal Dutch Petroleum Company. He spends his entire career in the mineral and resources industry, primarily with Royal Dutch/Shell group. Since his retirement from Royal Dutch/Shell, Professor Herkstroter has been focusing on university teaching and assumes many advisory roles of corporate and organizations around the world.

Mr. Wei Liucheng, Chairman and CEO of the Company commented: "Mr. Sutherland is a leading figure in global trade and business, and Professor Herkstroter lead one of the most respected global energy company. My management and I are honored to have their advises. Their insights and the insights of other distinguished members of the International Advisory Board will undoubtedly help CNOOC Limited better compete in this dynamic and competitive global energy market. We warmly welcome the two new distinguished members to join other prominent members of the International Advisory Board. "

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms. Anne Lui/Ms. Maggie Chan
Ketchum Newscan Public Relations
Tel: +852 3141-8016/+852 3141-8063
Fax: +852 2510-8199
E-mail:  anne.lui@knprhk.com
         maggie.chan@knprhk.com

                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                    CNOOC Limited

                                    By:  /s/ Cao Yunshi
                                         -----------------------------
                                         Name:   Cao Yunshi
                                         Title:  Company Secretary,
                                                 General Counsel and
                                                 Senior Vice President

Dated: March 20, 2003